Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX: SLW
February 25, 2010	NYSE: SLW

SILVER WHEATON EXERCISES RIGHT TO ACQUIRE 12.5% OF LIFE OF MINE SILVER PRODUCTION FROM THE LOMA DE LA PLATA ZONE OF THE NAVIDAD PROJECT

Vancouver, British Columbia – Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) (TSX, NYSE: SLW) is pleased to announce that it has elected to convert its debenture with Pan American Silver Corp. (“Pan American”) into an agreement to acquire an amount equal to 12.5% of the life of mine silver production from the Loma de La Plata zone of the Navidad project (“Navidad”). Navidad is located in the Province of Chubut, Argentina, and is one of the largest undeveloped silver deposits in the world. The Loma de La Plata zone contains approximately 25% of the measured and indicated silver resources within the Navidad deposit (see Aquiline Resources Inc. (“Aquiline”) press release dated April 16, 2009). Pan American inherited the debenture as a result of its recent CDN$626 million acquisition of Aquiline, the previous owner of the Navidad project (see Pan American press releases dated October 14, 2009 and January 26, 2010). Silver Wheaton and Pan American expect to finalize the definitive terms of the silver purchase agreement by the end of 2010.

TRANSACTION TERMS

Subject to finalizing the definitive terms of the agreement, Silver Wheaton will pay Pan American upfront cash payments totaling US$32.4 million to acquire an amount equal to 12.5% of all payable silver produced from the Loma de La Plata zone at Navidad for the lesser of US$4.00 or the prevailing market price per ounce of silver delivered. The upfront payments will be made on an installment basis and will commence following the satisfaction of certain conditions, including receipt of all necessary permits to proceed with construction. Silver Wheaton will not be required to contribute to further capital or exploration expenditures.

“It is very exciting to have a silver stream on one of the top five silver deposits in the world to be developed by Pan American, a leading North American silver company. This now gives Silver Wheaton a stake in the production from three of the world’s five largest silver deposits, a considerable achievement for a company that was formed just over five years ago,” said Peter Barnes, Chief Executive Officer of Silver Wheaton. “Once in production, Navidad has the potential to increase our long-term silver production by approximately two million ounces per annum.”

“Navidad is a world-class silver project and a flagship growth asset for Pan American. With eight operating mines in the Americas, Pan American has demonstrated an exceptional track record of successfully building and operating mines, including the Manantial Espejo mine, commissioned in 2009 and located in Argentina. We are confident that the Navidad project will deliver long term value for our shareholders.”

ABOUT NAVIDAD

Navidad is located in the Province of Chubut, Argentina, and is one of the largest undeveloped silver deposits in the world. It is made up of eight zones, seven of which should be amenable to mining in a series of open pits. The Loma de La Plata zone is one of the highest grade zones within the Navidad deposit and represents approximately 25% of the project’s measured and indicated silver resources. Metallurgical testing has indicated that this zone is more receptive to conventional flotation processing than several of the surrounding zones with forecast silver recoveries of approximately 80% (see Aquiline October, 2008 preliminary economic assessment).

There is currently a law in the Province of Chubut prohibiting open-pit mining and the use of cyanide. However, based on Pan American’s public disclosure, they believe that they are uniquely positioned to develop Navidad due to their successful operating and development experience in Argentina, their exemplary community and government relations, and their strong environmental and safety record.

The silver resources contained within the Loma de La Plata zone, of which 12.5% would be attributable to Silver Wheaton, are as follows:

RESOURCE CLASSIFICATION	Tonnage Mt	Grade g/t	Contained Moz
Indicated	29.1	169.0	158.1
Inferred	1.3	76.0	3.2

Mr. Randy V.J. Smallwood, P.Eng., President of Silver Wheaton, is a “qualified person” as such term is defined under National Instrument 43-101, and has reviewed and approved the contents of this news release.

1.     Mineral Reserves and Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101.2.

2.     Mineral Resources which are not Mineral Reserves, do not have demonstrated economic viability.

3.     Mineral Resources are estimated as of April 16, 2009 and are as disclosed by Pan American Silver Corp. in their press release of October 14, 2009.

4.     Pamela De Mark, B.Sc., P.Geo., MAusIMM, Senior Consultant (Snowden Mining Industry Consultants) is the Qualified Person responsible for the resource estimation.

5.     Mineral Resources are reported above a silver equivalent cut-off of 50 g/t which has been calculated using metal prices of $12.52/oz Ag and US$0.50 /lb Pb without considering variable recoveries for the two metals.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS
The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of silver and gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver and gold; the absence of control over mining operations from which Silver Wheaton purchases silver or gold and risks related to these mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, economic and political risks of the jurisdictions in which the mining operations are located and changes in project parameters as plans continue to be refined; and differences in the interpretation or application of tax laws and regulations; as well as those factors discussed in the section entitled “Description of the Business - Risk Factors” in Silver Wheaton's Annual Information Form available on SEDAR at www.sedar.com and in Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which Silver Wheaton purchases silver or gold, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY LANGUAGE REGARDING RESERVES AND RESOURCES
For further information on Mineral Reserves and Mineral Resources and on Silver Wheaton more generally, readers should refer to Silver Wheaton’s Annual Information Form for the year ended December 31, 2008, and other continuous disclosure documents filed by Silver Wheaton since January 1, 2009, available on SEDAR at www.sedar.com. Silver Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: The information contained herein uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them and expressly prohibits U.S. registered companies from including such terms in their filings with the SEC. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. United States investors are urged to consider closely the disclosure in Silver Wheaton’s Form 40-F, a copy of which may be obtained from Silver Wheaton or from http://www.sec.gov/edgar.shtml.

For further information, please contact:

Brad Kopp
Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com